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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7 )*

NETFLIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64110L 10 6

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 64110L 10 6
1.	Names of Reporting Persons. REED HASTINGS I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 1,699,606(1)
	6.	Shared Voting Power 1,609,754 (2)
	7.	Sole Dispositive Power 1,699,606(1)
	8.	Shared Dispositive Power 1,609,754 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,309,360 SHARES (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.0%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,699,606 shares issuable pursuant to options to purchase common stock currently exercisable or exercisable within 60 days of December 31, 2009
(2)	Includes 1,609,754 shares held by the Hastings-Quillin Trust under which Reed Hastings and Patricia Quillin are co-trustees with shared voting and dispositive power

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer

NETFLIX, INC.

(b)	Address of Issuer’s Principal Executive Offices

100 WINCHESTER CIRCLE

LOS GATOS, CA 95032

Item 2.

(a)	Name of Person Filing

REED HASTINGS

(b)	Address of Principal Business Office or, if none, Residence

100 WINCHESTER CIRCLE

LOS GATOS, CA 95032

(c)	Citizenship

UNITED STATES OF AMERICA

(d)	Title of Class of Securities

COMMON STOCK

(e)	CUSIP Number

64110L 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Page 3 of 5 pages

(a)	Amount beneficially owned:

3,309,360 shares of common stock (includes 1,609,754 shares of common stock held by the Hastings-Quillin Trust under which Reed Hastings and Patricia Quillin are co-trustees and share voting and dispositive power and 1,699,606 shares issuable pursuant to options to purchase common stock currently exercisable or exercisable within 60 days of December 31, 2009).

(b)	Percent of class:

6.0% (includes 1,609,754 shares of common stock held by the Hastings-Quillin Trust under which Reed Hastings and Patricia Quillin are co-trustees and share voting and dispositive power and 1,699,606 shares issuable pursuant to options to purchase common stock currently exercisable or exercisable within 60 days of December 31, 2009).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,699,606 (includes 1,699,606 shares issuable pursuant to options to purchase common stock currently exercisable or exercisable within 60 days of December 31, 2009).

(ii)	Shared power to vote or to direct the vote 1,609,754 (includes 1,609,754 shares held by the Hastings-Quillin Trust under which Reed Hastings and Patricia Quillin are co-trustees with shared voting and dispositive power).

(iii)	Sole power to dispose or to direct the disposition of 1,699,606 (includes 1,699,606 shares issuable pursuant to options to purchase common stock currently exercisable or exercisable within 60 days of December 31, 2009).

(iv)	Shared power to dispose or to direct the disposition of 1,609,754 (includes 1,609,754 shares held by the Hastings-Quillin Trust under which Reed Hastings and Patricia Quillin are co-trustees with shared voting and dispositive power).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010
Date

/s/ REED HASTINGS
Signature

Reed Hastings
Name/Title

Page 5 of 5 pages